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                            February 7, 2024

       Doug Davis
       Chief Executive Officer
       Bannix Acquisition Corp.
       8265 West Sunset Blvd. Suite #107
       West Hollywood, CA 90046

                                                        Re: Bannix Acquisition
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed January 22,
2024
                                                            File No. 001-40790

       Dear Doug Davis:

                                                        We have conducted a
limited review of your filing and have the following comments.

              Please respond to this letter by amending your filing and providing the requested information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing any amendment to your filing and your response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Form Schedule 14A filed January 22, 2024

       Purpose of the Annual Meeting, page 13

   1.                                                   Refer to the first full
paragraph on page 15.
                                                            You indicate that,
"If the Extension Amendment Proposal and the Trust Amendment
                                                            Proposal are
approved and the Extension Amendment and Trust Amendment become effective prior to
filing an amendment to our charter with the Delaware Secretary of
                                                            State to effectuate
the Extension Amendment our Sponsor or its designee has agreed to advance to us as
loans for deposit into the Trust Account the needed monthly
                                                            amounts equal to
the lesser of (x) $25,000 and (y) $0.05 for each share that is not redeemed in
connection with the annual meeting." Please explain how the Extension
                                                            Amendment can
become effective prior to filing an amendment to your charter with the Delaware
Secretary of State.
                                                            You further
indicate that, "In addition if the Extension Amendment Proposal and the
                                                            Trust Amendment
Proposal are approved and the Extension Amendment and Trust
                                                            Amendment become
effective in the event that the Company has not consummated a
 Doug Davis
FirstName LastNameDoug
Bannix Acquisition Corp. Davis
Comapany7,NameBannix
February   2024        Acquisition Corp.
February
Page 2 7, 2024 Page 2
FirstName LastName
              business combination by September 14, 2024 the Company may by resolution of the
              Board and without approval of the Company   s public stockholders
if requested by the
              Sponsor and upon five days    advance notice prior to the
applicable Termination Date
              extend the Termination Date up to six times each by one additional month (for a total of up to six additional months to complete a business combination) provided that the
              Sponsor or its designee will for each such monthly extension advance to us as a loan for deposit into the Trust Account an amount equal to the lesser of (a) $25,000 or (b)
              $0.05 for each public share that is not redeemed in connection with the annual meeting for an aggregate deposit of up to the lesser of (x) $150,000 or (y) $0.30 for each public share that is not redeemed in connection with the annual meeting (if all six additional monthly extensions are exercised)." This sentence seems to indicate that, if requested by the Sponsor, the Board may extend the Termination Date up to six additional months beyond September 14, 2024. Please revise to clarify this disclosure. In addition, please explain why you indicate that here is cap on the aggregate dollar amount the Sponsor will deposit for all six monthly extensions when there is no such cap in the proposed charter.
Required Votes for Each Proposal to Pass, page 19

2. We note that you had a stockholder meeting in March 2023 to extend the date by which the company must complete a business combination through March 14, 2024, and that your SPAC Sponsor has funded the monthly fee through February 14, 2024. Please provide a description of the Sponsor's financial payments related to that
         extension and that they will be repaid if a business combination is consummated. Disclose the number and percentage of non-affiliated public stockholders that redeemed their common stock as part of their extension vote and the amount left in the trust account following these redemptions. Disclose the minimum number and percentage of unaffiliated public stockholders that must approve each of your current proposals.
Proposal 3: The NTA Proposal, page 33

3.       We note the NTA Proposal would remove the limitation on redemptions and the
         requirement that the company have at least $5,000,001 in net tangible assets either before or immediately after the company consummates a business combination. We also note that this proposal is not conditioned upon any other proposal and, if approved, would appear to be effective whether or not a business combination is consummated. You indicate that you intend to rely on the exclusion from the penny stock rules set forth in Rule 3a51-1(a)(2) of the Exchange Act due to your securities currently being listed on The Nasdaq Stock
         Market. However, if the amount in the trust falls below $5,000,001 as a result of redemptions, including in connection with this annual meeting, you would likely no
         longer meet Nasdaq   s continued listing standards. At that point, it
is possible you would
         become a penny stock. Furthermore, it is also possible that the combined company after a business combination, including your currently proposed business combination, would not
         meet Nasdaq   s initial listing standards. Please revise here and
elsewhere as appropriate to
 Doug Davis
Bannix Acquisition Corp.
February 7, 2024
Page 3
      clearly discuss the impact of the trust falling below $5,000,001 would have upon your
      current listing or the post-business combination company   s initial
listing on Nasdaq and
      discuss the consideration given to this possibility in your determination to propose to remove this provision from your charter. Please provide clear disclosure that removal of this provision could result in your securities falling within the definition of penny stock and clearly discuss the risk to you and investors if your securities were to fall within the definition of penny stock.
General

4. Throughout the prospectus, you rely on defined terms when describing the Charter
      Amendment Proposal. Your use of defined terms makes it difficult to understand this proposal. For example, it appears that you have defined both "Extended Date" (page 2)
      and "Termination Date" (page 25) as September 14, 2024. You also appear to use "Charter
      Amendment Proposal" and "Extension Amendment Proposal" interchangeably.
In
      addition, you have not defined "Automatic Extension" or explained why you are assuming the Automatic Extension in connection with the Charter Proposal. Similarly, you have not explained your references to the "Written Consent Amendment" under the Charter
      Amendment Proposal and Trust Amendment Proposal. Please consider relying less on defined terms or otherwise clarifying your disclosure.
5. In connection with your March 2023 stockholder meeting, you effected amendments to your charter to reflect the approval by shareholders of an extension for the time to consummate a business combination. However, we note that the amended charter also
      removed from Section 9.2(d) the company   s obligation to wind up and
liquidate the
      company and redeem the public shares if the company has not consummated an initial business combination within the specified time. Please explain why you removed these provisions from your charter. Discuss the consequences to public shareholders and the company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charli Wilson at 202-551-6388 or Kathleen Krebs at 202-551-3350 with any other questions.



                                                             Sincerely,
FirstName LastNameDoug Davis
                                                             Division of
Corporation Finance
Comapany NameBannix Acquisition Corp.
                                                             Office of
Technology
February 7, 2024 Page 3
cc:       Stephen Fleming, Esq.
FirstName LastName